Lang Michener LLP Lawyers - Patent & Trade Mark Agents

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File Number: 58069-9

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                                     Direct Line: (604) 691-7410
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                                     E-Mail: mtaylor@lmls.com

August 13, 2008

VIA EDGAR
MAIL STOP 7010

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention:                     Mr. H. Roger Schwall, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

AMG OIL LTD. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-4
Filed May 8, 2008
SEC File No. 333-149574

We write on behalf of the Company in response to Staff’s letter of May 28, 2008 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 Registration Statement on Form S-4 (the “Form S-4/A1”) filed with the Commission on May 8, 2008. In response to the Comment Letter, the Company has filed with the Commission via the EDGAR system an Amendment No. 2 to the Form S-4 registration statement (the “Form S-4/A2”). We enclose for your reference two copies of the Form S-4/A2, together with two red-lined copies showing changes from the Form S-4/A1.

In addition to the Form S-4/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-4/A2.

General

1.	Please update your financial statements. See Rule 8-08 of Regulation S-X.

In response to Staff’s comment, the Company has included its interim financial statements for the nine month period ended June 30, 2008 in the Form S-4/A2.

Risk Factors, page 8

2.

We note your response to our prior comment two and re-issue such comment with respect to expanding your risk factor discussion to include disclosure regarding how the continuation will affect your reporting obligations under U.S. securities laws and your U.S. shareholders' ability to effect service of process on you, your officers or your directors.

In response to Staff’s comment, the Company has expanded the “Risk Factors” section of the Form S-4 in order to include disclosure regarding how the Continuation will affect the Company’s reporting obligations under U.S. securities laws and the Company’s U.S. shareholders' ability to effect service of process on the Company and its officers or directors.

Exhibits

3.

We note your disclosure at page 27 that the shareholders will not be required to recognize any U.S. gain or loss on the continuation, and that there will be no U.S. tax consequences to any of the current stockholders. We also note your disclosure at page 29 that the continuation should not give rise to any liability for Canadian income tax to any stockholder. It would appear that a tax opinion would be required regarding such U.S. and Canadian tax consequences. See Item 601(b)(8) of Regulation S-K.

In response to Staff’s comment, the Company has provided the following legal opinions as exhibits to the Form S-4/A2:

  Legal opinion of Moran & Ozbirn, P.C. as U.S. tax counsel; and
  Legal opinion of Lang Michener LLP as Canadian tax counsel.
4.

With respect to the disclosure referenced in comment 3 regarding liability for Canadian income tax to stockholders, if counsel determines that it cannot opine that the continuation will not give rise to any liability for Canadian income tax to my stockholder. counsel should explain why it cannot give a “will” opinion on this matter and should describe the degree of uncertainty in the opinion. In addition, you should include risk factor and other disclosure, as appropriate, to describe the related risks to investors.

In response to Staff’s comment, we advise that our Canadian legal opinion includes a discussion regarding the degree of uncertainty in the opinion which relates to the fact that while it is the policy of the Canada Revenue Agency not to assess income tax in continuation transactions, this is a policy only as opposed to law that is binding on the Canada Revenue Agency. Based on discussions with our tax professionals and their experience with the Canada Revenue Agency in these matters, we are of the view that this risk is remote to the extent that the risk is not material.

Accordingly, no risk factor has been added to address this point.

Please advise if you have any questions or comments regarding the Form S-4/A2.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Enclosures

cc: AMG Oil Ltd.
      Attention: Mr. Michael Hart, President